UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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11018550

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 16 2011
WASH., DC
200

SEC FILE NUMBER
8- 52190

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 MM/DD/YY AND ENDING 12/31/2010 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Koehler Financial, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

57664 James Drive
(No. and Street)

Stevensville (City) MI (State) 49127 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randy P. Koehler 269-429-0650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gerbel and Company, P.C.
(Name – *if individual, state last, first, middle name*)

830 Pleasant Street 4th Floor PO Box 44 St. Joseph MI 49085
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randy P. Koehler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Koehler Financial, LLC, as of December 31st, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Principal
Title

[signature: Erica Lynn Momany]
Notary Public

ERICA LYNN MOMANY
Notary Public, State of Michigan
County of Berrien
My Commission Expires Dec. 07, 2012
Acting in the County of Berrien

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KOEHLER FINANCIAL, LLC

FINANCIAL STATEMENTS

December 31, 2010

Contents

Gerbel & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
Fifth Third Bank Building ■ 4th Floor ■ 830 Pleasant Street ■ P.O. Box 44 ■ St. Joseph, Michigan 49085-0044

February 1, 2011

INDEPENDENT AUDITOR'S REPORT

Mr. Randy P. Koehler
Koehler Financial, LLC
Stevensville, Michigan

We have audited the accompanying statements of financial condition of Koehler Financial, LLC as of December 31, 2010 and 2009, and the related statements of income (loss) and member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Koehler Financial, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

Gerbel & Company, P.C.

Right. On time.

PHONE: 269-983-0534 ■ FAX: 269-983-7050 ■ EMAIL: gerbel@parrett.net ■ WEB SITE: www.gerbel.com

KOEHLER FINANCIAL, LLC
Statements of Financial Condition

		December 31, 2010		2009
Assets				
Cash in bank	$	118,084	$	105,085
Receivable from dealers		5		2,537
TOTAL ASSETS	$	118,089	$	107,622
Liabilities and Member's Equity				
Liabilities	$	-	$	-
Member's Equity		118,089		107,622
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	118,089	$	107,622

The accompanying notes are an integral part of these financial statements.

KOEHLER FINANCIAL, LLC
Statements of Income (Loss) and Member's Equity

	Year Ended December 31, 2010	Year Ended December 31, 2009
Statements of Income (Loss)		
Revenues		
Commissions	$ 59,368	$ 350,394
Advisory fees	248,570	-
Reimbursements	7,574	11,567
Total Revenues	$ 315,512	$ 361,961
Expenses		
Advisory fees	$ 305,000	$ -
Tax, licenses and fees	7,979	8,431
Rent	6,000	5,000
Accounting and legal	4,385	3,945
Software	1,902	1,909
Seminars	7,574	11,567
Insurance	870	-
Other	1,318	440
Total Expenses	$ 335,028	$ 31,292
NET INCOME (LOSS)	$ (19,516)	$ 330,669
Statements of Member's Equity		
Beginning of the year	$ 107,622	$ 95,705
Net income (loss) for the year	(19,516)	330,669
Contributions (distributions)	29,983	(318,752)
BALANCE - END OF YEAR	$ 118,089	$ 107,622

The accompanying notes are an integral part of these financial statements.

KOEHLER FINANCIAL, LLC
Statements of Cash Flows

	Year Ended December 31, 2010	Year Ended December 31, 2009
Cash Flows from Operating Activities		
Net income (loss)	$ (19,516)	$ 330,669
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in receivable from dealers	2,532	6,756
Net cash provided (used) by operating activities	$ (16,984)	$ 337,425
Cash Flows from Capital Activities	$ -	$ -
Cash Flows from Financing Activities		
Contributions from (distributions to) members	$ 29,983	$ (318,752)
Net cash provided (used) by financing activities	$ 29,983	$ (318,752)
Net increase in cash	$ 12,999	$ 18,673
Cash - Beginning of Year	105,085	86,412
CASH - END OF YEAR	$ 118,084	$ 105,085

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. The Company is a single member (of Koehler Financial Services, Inc.) Michigan Limited Liability Company (LLC). Its only line of business as a broker-dealer involves agency transactions. Its customers are located primarily in Southwestern Michigan.

B. Accounting Method

Assets, liabilities, revenues, and expenses are recorded on the accrual basis of accounting.

C. Receivables from Dealers

All accounts were deemed by management to be collectible; therefore, no allowance for doubtful accounts has been established.

D. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

E. Advisory Fees

The Company has entered into an Advisory Agreement with Koehler Financial Services, Inc. Under this agreement advisory fees are paid to Koehler Financial Services, Inc.

F. Related Party

The LLC is owned 100% by Koehler Financial Services, Inc. which is 100% owned by Randy P. Koehler.

G. Accounting for Income Taxes

The Company became a Michigan Limited Liability Company on October 8, 1999. Under this provision the Company does not pay Federal income taxes on its taxable income. Instead, the member is liable for Federal income taxes on their respective ownership percentage of the Company's taxable income.

H. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 1, 2011, the date on which the financial statements were available to be issued.

KOEHLER FINANCIAL, LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2010

Net Capital		
Total Assets	$	118,089
Less: Total Liabilities		-
Net Worth	$	118,089
Less: Nonallowable Assets		-
Tentative Net Capital	$	118,089
Less: Haircuts		-
Net Capital	$	118,089
Minimum net capital per Rule 15c3-1		5,000
Excess net capital	$	113,089
Ratio of aggregate indebtedness to net capital		0.00%

Note:

Schedules II, III, and IV, required under Rule 15c3-3 of the Securities and Exchange Commission, have not been presented because the Company claims exemption under section k(1), "Limited business (mutual funds and/or variable annuities only)".

Gerbel & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
Fifth Third Bank Building ■ 4th Floor ■ 830 Pleasant Street ■ P.O. Box 44 ■ St. Joseph, Michigan 49085-0044

February 1, 2011

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL AS REQUIRED BY SEC RULE 17a-5

Mr. Randy P. Koehler
Koehler Financial, LLC
Stevensville, Michigan

In planning and performing our audit of the financial statements of Koehler Financial, LLC as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL AS REQUIRED BY SEC RULE 17a-5 - Continued

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purposes described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Seibel & Company, P.C.